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                                Exhibit (a)(7)


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                                Exhibit (a)(7)


FOR IMMEDIATE RELEASE



       OLDHAM INSTITUTIONAL TAX CREDITS LLC EXTENDS OFFERS AND INCREASES
                                PURCHASE PRICES

Boston, Massachusetts (August 18, 1997) - Oldham Institutional Tax Credits LLC ("Oldham") today announced that it has extended the expiration date of its tender offers for limited partnership units ("Units") in each of Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, Boston Financial Tax Credit Fund VII, A Limited Partnership and Boston Financial Tax Credit Fund VIII, A Limited Partnership until 12:00 midnight, Eastern Time, on Friday, August 29, 1997.

Oldham also announced today that it has increased the purchase price in each of the offers as follows: (i) Boston Financial Qualified Housing Tax Credits L.P. V, new purchase price $635 per Unit; (ii) Boston Financial Tax Credit Fund VII, new purchase price $820 per Unit; and (iii) Boston Financial Tax Credit Fund VIII, new purchase price $880 per Unit.

As of August 15, 1997, according to information provided by the Information Agent/Depositary, approximately 2,302 Units of Boston Financial Qualified Housing Tax Credits L.P. V, 1,717 Units of Boston Financial Tax Credit Fund VII, 634 Units of Boston Financial Tax Credit Fund VIII had been tendered to Oldham, and not withdrawn, pursuant to the terms of the tender offers.

Copies of any of the tender offer materials may be obtained from The Herman Group, Inc., the Information Agent/Depositary for the tender offers at 1-800-243-8440.


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